FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Tower’s Series 7 Warrants were issued in 2012 and have traded on the Tel Aviv Stock Exchange (the “TASE”) since 2012. In accordance with the terms of the Series 7 Warrants, Tower was required to calculate the exercise price of the Series 7 Warrants based on the closing price of Tower’s shares on the TASE during the 15 trading days ending on February 20, 2014. Based on such calculation, the Series 7 Warrants will be exercisable for up to approximately 1.9 million ordinary shares of Tower based on an exercise price of 28.59 New Israeli Shekels in cash (linked to the USD) per ordinary share, for a period of two years starting on March 2, 2014 and ending on March 1, 2016.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 24, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary